CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
November 1, 2017	November 1, 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016

Revenues	5	$61,901	$79,326	$191,123	$211,907
Mine operating costs
Cost of sales	6	40,290	38,421	119,956	111,935
Depletion, depreciation and amortization		18,436	20,955	56,591	60,712
		58,726	59,376	176,547	172,647

Mine operating earnings		3,175	19,950	14,576	39,260

General and administrative expenses	7	4,521	4,559	13,541	12,905
Share-based payments		1,985	1,067	6,445	3,306
Foreign exchange (gain) loss		(2,432)	826	(3,507)	(1,986)
Operating (loss) earnings		(899)	13,498	(1,903)	25,035

Investment and other income (loss)	8	625	981	(299)	5,842
Finance costs	9	(1,033)	(1,090)	(3,219)	(6,918)
(Loss) earnings before income taxes		(1,307)	13,389	(5,421)	23,959

Income taxes
Current income tax expense		590	1,540	3,035	3,412
Deferred income tax (recovery) expense		(577)	3,734	(11,268)	13,760
		13	5,274	(8,233)	17,172

Net (loss) earnings for the period		($1,320)	$8,115	$2,812	$6,787

(Loss) earnings per common share
Basic	10	($0.01)	$0.05	$0.02	$0.04
Diluted	10	($0.01)	$0.05	$0.02	$0.04

Weighted average shares outstanding
Basic	10	165,504,932	163,833,314	165,148,690	159,691,749
Diluted	10	165,504,932	168,593,502	167,277,172	163,385,066

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Net (loss) earnings for the period	($1,320)	$8,115	$2,812	$6,787

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit or loss:
Unrealized (loss) gain on fair value of available for sale investments (Note 13)	(265)	129	(575)	350

Other comprehensive (loss) income	(265)	129	(575)	350

Total comprehensive (loss) income	($1,585)	$8,244	$2,237	$7,137

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016
Operating Activities
Net (loss) earnings for the period		($1,320)	$8,115	$2,812	$6,787
Adjustments for:
Depletion, depreciation and amortization		18,703	21,156	57,355	61,268
Share-based payments		1,985	1,067	6,445	3,306
Income tax expense (recovery)		13	5,274	(8,233)	17,172
Finance costs	9	1,033	1,090	3,219	6,918
Other	21	(2,727)	(1,330)	684	(11,606)
Operating cash flows before movements in working capital and taxes		17,687	35,372	62,282	83,845
Net change in non-cash working capital items	21	(2,289)	(6,846)	(5,429)	(15,247)
Income taxes paid		(20)	(2,023)	(5,956)	(5,106)
Cash generated by operating activities		15,378	26,503	50,897	63,492

Investing Activities
Expenditures on mining interests		(16,056)	(11,867)	(39,654)	(30,404)
Acquisition of property, plant and equipment		(5,863)	(3,372)	(16,609)	(9,203)
Deposits paid for acquisition of non-current assets		(303)	(485)	(544)	(689)
Purchase of marketable securities		—	(2,671)	—	(3,672)
Proceeds from sale of marketable securities		—	—	—	48
Cash used in investing activities		(22,222)	(18,395)	(56,807)	(43,920)

Financing Activities
Proceeds from private placement, net of share issue costs	19(a)	—	—	—	42,716
Proceeds from exercise of stock options		1,839	13,283	5,008	21,870
Proceeds from debt facilities	17	—	—	—	49,870
Repayment of debt facilities	17	(3,182)	(3,179)	(9,545)	(18,179)
Proceeds from equipment financing obligations	18(b)	3,064	—	6,030	—
Repayment of equipment financing obligations		(1,851)	(2,971)	(5,518)	(8,078)
Finance costs paid		(836)	(773)	(2,205)	(6,058)
Repayment of prepayment facilities		—	—	—	(31,604)
Cash (used in) provided by financing activities		(966)	6,360	(6,230)	50,537

Effect of exchange rate on cash and cash equivalents held in foreign currencies		1,705	(194)	3,885	1,351
(Decrease) increase in cash and cash equivalents		(7,810)	14,468	(12,140)	70,109
Cash and cash equivalents, beginning of the period		126,899	108,204	129,049	51,018
Cash and cash equivalents, end of period		$120,794	$122,478	$120,794	$122,478

Cash		$79,993	$84,164	$79,993	$84,164
Short-term investments		40,801	38,314	40,801	38,314
Cash and cash equivalents, end of period		$120,794	$122,478	$120,794	$122,478

Supplemental cash flow information	21

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	September 30, 2017	December 31, 2016
Assets

Current assets
Cash and cash equivalents		$120,794	$129,049
Trade and other receivables	11	17,929	16,473
Income taxes receivable		1,624	—
Inventories	12	17,789	20,254
Other financial assets	13	11,942	13,688
Prepaid expenses and other		1,740	735
Total current assets		171,818	180,199

Non-current assets
Mining interests	14	406,687	390,409
Property, plant and equipment	15	221,612	237,638
Deposits on non-current assets		1,052	783
Deferred tax assets		36,411	48,146
Total assets		$837,580	$857,175

Liabilities and Equity

Current liabilities
Trade and other payables	16	$27,582	$28,194
Unearned revenue		1,328	2,539
Current portion of debt facilities	17	12,339	12,378
Current portion of equipment financing obligations	18	4,294	6,078
Income taxes payable		—	383
Total current liabilities		45,543	49,572

Non-current liabilities
Debt facilities	17	22,365	31,560
Equipment financing obligations	18	4,406	2,108
Decommissioning liabilities		13,572	11,315
Other liabilities		907	2,741
Deferred tax liabilities		114,896	138,178
Total liabilities		$201,689	$235,474

Equity
Share capital		635,694	628,565
Equity reserves		60,603	56,354
Accumulated deficit		(60,406)	(63,218)
Total equity		$635,891	$621,701
Total liabilities and equity		$837,580	$857,175

Commitments (Note 14; Note 20(c))

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Retained earnings (Accumulated deficit)
	Shares	Amount	Share-based payments(a)	Available for sale revaluation(b)	Foreign currency translation(c)	Total equity reserves		Total equity
Balance at December 31, 2015	155,588,238	$557,477	$59,369	$—	($308)	$59,061	($71,819)	$544,719
Net earnings for the period	—	—	—	—	—	—	6,787	6,787
Other comprehensive income	—	—	—	350	—	350	—	350
Total comprehensive income	—	—	—	350	—	350	6,787	7,137
Share-based payments	—	—	3,661	—	—	3,661	—	3,661
Shares issued for:
Private placement	5,250,900	42,716	—	—	—	—	—	42,716
Exercise of stock options (Note 19(b))	3,382,077	26,951	(5,081)	—	—	(5,081)	—	21,870
Acquisition of mining interests	41,466	500	—	—	—	—	—	500
Settlement of liabilities	75,284	253	—	—	—	—	—	253
Balance at September 30, 2016	164,337,965	$627,897	$57,949	$350	($308)	$57,991	($65,032)	$620,856

Balance at December 31, 2016	164,461,567	$628,565	$58,879	($2,217)	($308)	$56,354	($63,218)	$621,701
Net earnings for the period	—	—	—	—	—	—	2,812	2,812
Other comprehensive loss	—	—	—	(575)	—	(575)	—	(575)
Total comprehensive income	—	—	—	(575)	—	(575)	2,812	2,237
Share-based payments	—	—	6,445	—	—	6,445	—	6,445
Shares issued for:
Exercise of stock options (Note 19(b))	1,136,581	6,629	(1,621)	—	—	(1,621)	—	5,008
Acquisition of mining interests (Note 14(c))	70,391	500	—	—	—	—	—	500
Balance at September 30, 2017	165,668,539	$635,694	$63,703	($2,792)	($308)	$60,603	($60,406)	$635,891

(a)	Share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.

(b)	The available for sale revaluation reserve principally records the unrealized fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment.

(c)
Foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. All of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12, "Disclosure of Interests in Other Entities", IAS 7, "Statement of Cash Flows", and IAS 12, "Income Taxes", which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements with the exception of additional disclosures with respect to the nature of movements in the carrying value of debt facilities (Note 17).

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2016, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 20(a)) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements of First Majestic for the three and nine months ended September 30, 2017 and 2016 were approved and authorized for issue by the Board of Directors on November 1, 2017.

3. SIGNIFICANT ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2016.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the three and nine months ended September 30, 2017, the Company's reporting segments includes its six operating mines in Mexico. Effective January 1, 2017, the Company no longer considers its retail market segment in Canada and metal marketing segment in Europe as significant reporting segments. Accordingly, they have been grouped in the “others” category, which consist primarily of the Company’s other development and exploration properties (Note 14), debt facilities (Note 17), intercompany eliminations, and corporate expenses which are not allocated to operating segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the period ended September 30, 2017 for presentation consistency.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

	Three Months Ended September 30, 2017					At September 30, 2017
	Revenue	Cost of sales	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$22,771	$13,264	$3,964	$5,543	$4,031	$114,556	$14,149
La Encantada	10,233	7,298	3,444	(509)	3,401	96,779	13,641
La Parrilla	8,835	6,917	4,393	(2,475)	4,617	171,507	38,705
Del Toro	6,846	4,135	3,197	(486)	2,576	152,954	17,710
San Martin	10,187	5,352	1,606	3,229	3,182	90,791	23,381
La Guitarra	2,802	3,072	1,601	(1,871)	2,608	71,182	13,326
Others	227	252	231	(256)	2,197	139,811	80,777
Consolidated	$61,901	$40,290	$18,436	$3,175	$22,612	$837,580	$201,689

	Three Months Ended September 30, 2016					At September 30, 2016
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$24,652	$10,863	$4,017	$9,772	$4,896	$122,171	$17,238
La Encantada	12,529	7,182	5,293	54	2,689	95,055	12,705
La Parrilla	13,331	7,047	4,678	1,606	3,302	174,108	49,196
Del Toro	11,728	4,776	3,630	3,322	5,253	161,499	24,884
San Martin	10,974	5,226	1,861	3,887	2,048	86,620	23,906
La Guitarra	6,522	3,301	1,401	1,820	2,466	61,889	9,196
Others	(410)	26	75	(511)	11	156,319	99,680
Consolidated	$79,326	$38,421	$20,955	$19,950	$20,665	$857,661	$236,805

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION (continued)

	Nine Months Ended September 30, 2017					At September 30, 2017
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$67,565	$39,703	$11,999	$15,863	$13,461	$114,556	$14,149
La Encantada	29,512	22,235	9,543	(2,266)	8,607	96,779	13,641
La Parrilla	27,468	19,810	14,270	(6,612)	10,759	171,507	38,705
Del Toro	25,216	13,559	10,580	1,077	6,022	152,954	17,710
San Martin	29,548	15,224	4,945	9,379	7,866	90,791	23,381
La Guitarra	11,323	8,934	4,537	(2,148)	7,003	71,182	13,326
Others	491	491	717	(717)	4,290	139,811	80,777
Consolidated	$191,123	$119,956	$56,591	$14,576	$58,008	$837,580	$201,689

	Nine Months Ended September 30, 2016					At September 30, 2016
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$71,874	$33,090	$11,843	$26,941	$12,004	$122,171	$17,238
La Encantada	34,438	21,725	14,596	(1,883)	4,397	95,055	12,705
La Parrilla	35,369	18,873	14,182	2,314	6,068	174,108	49,196
Del Toro	26,014	14,340	10,718	956	7,524	161,499	24,884
San Martin	27,678	14,474	5,091	8,113	4,110	86,620	23,906
La Guitarra	16,375	9,538	4,046	2,791	4,710	61,889	9,196
Others	159	(105)	236	28	1,328	156,319	99,680
Consolidated	$211,907	$111,935	$60,712	$39,260	$40,141	$857,661	$236,805

During the nine months ended September 30, 2017, the Company had six (September 30, 2016 - four) customers that accounted for 100% of its doré and concentrate sales revenue, with three major customers accounting for 48%, 20% and 17% of total revenue, respectively (2016 - three major customers for 57%, 18% and 17%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one to three months after delivery.

Revenues for the period are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gross revenue from payable metals:
Silver(1)	$41,459	$59,778	$130,435	$152,427
Gold	16,114	15,708	47,666	49,444
Lead	5,296	6,843	19,221	19,845
Zinc	1,033	1,650	2,775	7,703
Gross revenue	63,902	83,979	200,097	229,419
Less: smelting and refining costs	(2,001)	(4,653)	(8,974)	(17,512)
Revenues	$61,901	$79,326	$191,123	$211,907
Silver as % of gross revenue	65%	71%	65%	66%

(1) Silver revenue includes $0.6 million (2016 - $0.4 million) in retail coin and bullion sales.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

Gold deliveries to Sandstorm during the period are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Au ounces delivered to Sandstorm	2,346	1,951	7,503	7,781
Average Au price - Sandstorm	$374	$361	$366	$359
Average Au price - market	$1,278	$1,335	$1,251	$1,260

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Consumables and materials	$9,006	$9,672	$26,170	$28,370
Labour costs	18,398	16,699	51,124	48,290
Energy	7,991	6,837	22,914	20,373
Other costs	4,167	3,137	11,779	8,937
Production costs	$39,562	$36,345	$111,987	$105,970
Transportation and other selling costs	872	793	2,467	3,111
Workers participation costs	9	436	1,556	900
Environmental duties and royalties	250	395	801	1,056
Inventory changes	(403)	265	1,747	481
Standby costs during stoppage at the La Encantada mine(1)	—	—	1,398	—
Other costs	—	187	—	417
	$40,290	$38,421	$119,956	$111,935

(1)
On May 24, 2017, the Company reported a work stoppage at the La Encantada mine due to an illegal blockade by certain union employees. The Company and the union reached an agreement for a phased restart of operations beginning on July 1, 2017. Standby costs reflect primarily labour, energy and equipment rental costs incurred during the 42 days of work stoppage at the mine during which there was no production.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Corporate administration	$1,087	$956	$2,785	$3,014
Salaries and benefits	2,206	2,430	6,655	6,488
Audit, legal and professional fees	654	740	2,386	2,051
Filing and listing fees	115	55	386	275
Directors fees and expenses	193	177	566	521
Depreciation	266	201	763	556
	$4,521	$4,559	$13,541	$12,905

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

8. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gain (loss) from investment in marketable securities (Note 13)	$164	$1,097	($1,996)	$6,692
Gain from investment in silver futures derivatives	241	—	813	—
Interest income and other	220	(116)	884	405
Loss from fair value adjustment of prepayment facilities	—	—	—	(1,255)
	$625	$981	($299)	$5,842

9. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, equipment financing obligations and prepayment facilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Debt facilities (Note 17)	$512	$628	$1,675	$1,621
Equipment financing obligations (Note 18)	160	176	442	668
Accretion of decommissioning liabilities	247	205	706	636
Silver sales and other	114	81	396	226
Prepayment facilities	—	—	—	261
Loss on early settlement of prepayment facilities	—	—	—	3,506
	$1,033	$1,090	$3,219	$6,918

10. EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share is the net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted earnings (loss) per share for the periods ended September 30, 2017 and 2016 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net (loss) earnings for the period	($1,320)	$8,115	$2,812	$6,787

Weighted average number of shares on issue - basic	165,504,932	163,833,314	165,148,690	159,691,749
Adjustment for stock options	—	4,760,188	2,128,482	3,693,317
Weighted average number of shares on issue - diluted(1)	165,504,932	168,593,502	167,277,172	163,385,066

(Loss) earnings per share - basic	($0.01)	$0.05	$0.02	$0.04
(Loss) earnings per share - diluted	($0.01)	$0.05	$0.02	$0.04

(1)
Diluted weighted average number of shares excludes 10,585,369 (2016 – 1,709,612) and 5,570,889 (2016 - 2,880,893) options that were anti-dilutive for the three and nine months ended September 30, 2017, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

11. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	September 30, 2017	December 31, 2016
Trade receivables	$4,681	$6,353
Value added taxes and other taxes receivable	12,952	9,534
Other	296	586
	$17,929	$16,473

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	September 30, 2017	December 31, 2016
Finished goods - doré and concentrates	$894	$3,014
Work-in-process	1,730	1,327
Stockpile	193	122
Silver coins and bullion	432	405
Materials and supplies	14,540	15,386
	$17,789	$20,254

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at September 30, 2017, mineral inventories, which consist of stockpile, work-in-process and finished goods, include $0.5 million (December 31, 2016 - $0.5 million) write-down which was recognized in cost of sales during the nine months ended September 30, 2017.

13. OTHER FINANCIAL ASSETS

As at September 30, 2017, other financial assets consist primarily of the Company’s investment in marketable securities.

Marketable securities are classified as financial assets. Changes in fair value of marketable securities designated as fair value through profit and loss ("FVTPL") are recorded through profit or loss, while changes in fair value of marketable securities designated as available for sale ("AFS") are recorded through other comprehensive income.

	September 30, 2017	December 31, 2016
Fair Value through Profit and Loss
First Mining Finance Corp. (TSX: FF)	$8,291	$9,819
Sprott Physical Silver Trust (NYSE: PSLV)	2,512	2,432
	$10,803	$12,251
Available for sale marketable securities	1,139	1,437
Total marketable securities	$11,942	$13,688

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company’s operations and projects. Mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine.

The Company’s mining interests are comprised of the following:

	September 30, 2017	December 31, 2016
Producing properties	$316,598	$319,213
Exploration properties (non-depletable)	90,089	71,196
	$406,687	$390,409

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2015	$17,654	$81,475	$141,924	$87,943	$79,996	$89,877	$498,869
Additions	9,067	1,502	4,211	2,256	2,753	4,639	24,428
Change in decommissioning liabilities	(202)	(446)	54	(567)	(860)	(342)	(2,363)
Transfer from exploration properties	1,110	3,298	—	10,046	4,425	6,826	25,705
At December 31, 2016	$27,629	$85,829	$146,189	$99,678	$86,314	$101,000	$546,639
Additions	5,839	1,457	5,276	2,863	2,431	4,211	22,077
At September 30, 2017	$33,468	$87,286	$151,465	$102,541	$88,745	$105,211	$568,716
Accumulated depletion and impairment
At December 31, 2015	($544)	($42,111)	($37,906)	($20,512)	($33,640)	($54,861)	($189,574)
Depletion and amortization	(2,860)	(9,288)	(11,069)	(6,762)	(3,714)	(4,159)	(37,852)
At December 31, 2016	($3,404)	($51,399)	($48,975)	($27,274)	($37,354)	($59,020)	($227,426)
Depletion and amortization	(3,018)	(3,127)	(9,590)	(4,310)	(2,165)	(2,482)	(24,692)
At September 30, 2017	($6,422)	($54,526)	($58,565)	($31,584)	($39,519)	($61,502)	($252,118)
Carrying values
At December 31, 2016	$24,225	$34,430	$97,214	$72,404	$48,960	$41,980	$319,213
At September 30, 2017	$27,046	$32,760	$92,900	$70,957	$49,226	$43,709	$316,598

Exploration properties are allocated as follows:

Exploration properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2015	$—	$4,591	$8,330	$19,115	$8,048	$12,544	$25,414	$78,042
Exploration and evaluation expenditures	2,138	1,264	2,298	7,743	2,478	2,092	952	18,965
Change in decommissioning liabilities	—	—	—	—	—	—	(106)	(106)
Transfer to producing properties	(1,110)	(3,298)	—	(10,046)	(4,425)	(6,826)	—	(25,705)
At December 31, 2016	$1,028	$2,557	$10,628	$16,812	$6,101	$7,810	$26,260	$71,196
Exploration and evaluation expenditures	5,542	2,203	2,362	2,024	2,662	1,675	2,425	18,893
At September 30, 2017	$6,570	$4,760	$12,990	$18,836	$8,763	$9,485	$28,685	$90,089

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

(a)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property includes 48,157 hectares of mining concessions north of the Santa Elena mine.

(b) Del Toro Silver Mine, Zacatecas State

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $2.2 million has been paid, $1.0 million in 2018 and $0.4 million in 2019, respectively.

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at September 30, 2017, $0.6 million (December 31, 2016 - $0.3 million) has been paid.

(c)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at September 30, 2017, the Company has paid $4.9 million, consisting of $0.2 million in cash and $4.7 million in common shares. The remaining balance of $0.5 million will be settled in September 2018 based on the Company’s volume weighted average market price at the time of the payments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's six operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment(2)	Assets under Construction	Other	Total
Cost
At December 31, 2015	$128,284	$316,048	$17,885	$12,382	$474,599
Additions	73	5,399	16,475	534	22,481
Transfers and disposals	4,765	3,783	(12,545)	234	(3,763)
At December 31, 2016	$133,122	$325,230	$21,815	$13,150	$493,317
Additions	—	3,853	13,043	142	17,038
Transfers and disposals	2,149	6,413	(10,113)	897	(654)
At September 30, 2017	$135,271	$335,496	$24,745	$14,189	$509,701

Accumulated depreciation, amortization and impairment
At December 31, 2015	($60,509)	($146,174)	—	($8,175)	($214,858)
Depreciation and amortization	(5,230)	(35,641)	—	(1,174)	(42,045)
Transfers and disposals	(243)	1,453	—	14	1,224
At December 31, 2016	($65,982)	($180,362)	—	($9,335)	($255,679)
Depreciation and amortization	(5,996)	(25,604)	—	(1,358)	(32,958)
Transfers and disposals	52	442	—	54	548
At September 30, 2017	($71,926)	($205,524)	—	($10,639)	($288,089)

Carrying values
At December 31, 2016	$67,140	$144,868	$21,815	$3,815	$237,638
At September 30, 2017	$63,345	$129,972	$24,745	$3,550	$221,612

(1) Included in land and buildings is $5.9 million (December 31, 2016 - $5.9 million) of land which is not subject to depreciation.
(2) Included in property, plant and equipment is $9.1 million (December 31, 2016 - $17.5 million) of equipment under finance leases (Note 18).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2015	$65,582	$109,077	$96,285	$115,093	$45,605	$22,329	$20,628	$474,599
Additions	4,040	7,223	4,568	1,549	1,126	2,311	1,664	22,481
Transfers and disposals	(252)	623	(6,160)	486	(852)	1,111	1,281	(3,763)
At December 31, 2016	$69,370	$116,923	$94,693	$117,128	$45,879	$25,751	$23,573	$493,317
Additions	2,080	4,947	3,121	1,135	2,773	1,117	1,865	17,038
Transfers and disposals	1,571	499	(1,098)	(1,132)	(737)	556	(313)	(654)
At September 30, 2017	$73,021	$122,369	$96,716	$117,131	$47,915	$27,424	$25,125	$509,701

Accumulated depreciation and amortization and impairment
At December 31, 2015	($2,935)	($63,313)	($41,657)	($55,496)	($23,113)	($16,222)	($12,122)	($214,858)
Depreciation and amortization	(12,959)	(8,178)	(7,766)	(7,402)	(3,137)	(1,344)	(1,259)	(42,045)
Transfers and disposals	24	(522)	2,857	(336)	468	(781)	(486)	1,224
At December 31, 2016	($15,870)	($72,013)	($46,566)	($63,234)	($25,782)	($18,347)	($13,867)	($255,679)
Depreciation and amortization	(8,980)	(6,416)	(5,040)	(6,208)	(2,779)	(2,054)	(1,481)	(32,958)
Transfers and disposals	(996)	(39)	590	627	698	(389)	57	548
At September 30, 2017	($25,846)	($78,468)	($51,016)	($68,815)	($27,863)	($20,790)	($15,291)	($288,089)

Carrying values
At December 31, 2016	$53,500	$44,910	$48,127	$53,894	$20,097	$7,404	$9,706	$237,638
At September 30, 2017	$47,175	$43,901	$45,700	$48,316	$20,052	$6,634	$9,834	$221,612

16. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2017	December 31, 2016
Trade payables	$11,029	$10,752
Trade related accruals	11,367	12,015
Payroll and related benefits	3,649	3,209
Environmental duty	823	1,149
Other accrued liabilities	714	1,069
	$27,582	$28,194

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. DEBT FACILITIES

The movement in debt facilities during the nine months and twelve months ended September 30, 2017 and December 31, 2016, respectively, are comprised of the following:

	Term Loan (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2015	$—	$15,000	$15,000
Net proceeds from debt financing	33,709	16,161	49,870
Interest and accretion expense	1,586	632	2,218
Repayment of principal	(6,419)	(14,944)	(21,363)
Repayments of finance costs	(1,155)	(632)	(1,787)
Balance at December 31, 2016	$27,721	$16,217	$43,938
Interest and accretion expense	1,097	578	1,675
Repayment of principal	(9,544)	—	(9,544)
Repayments of finance costs	(787)	(578)	(1,365)
Balance at September 30, 2017	$18,487	$16,217	$34,704
Statements of Financial Position Presentation
Current portion of debt facilities	$12,283	$56	$12,339
Non-current portion of debt facilities	6,204	16,161	22,365
Balance at September 30, 2017	$18,487	$16,217	$34,704

In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

These debt facilities include financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into equipment financing obligations up to $30.0 million. As at September 30, 2017 and December 31, 2016, the Company was in compliance with these covenants.

Details of the Scotia/Investec debt facilities are as follow:

(a)	Term loan

The $35.0 million term loan is repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the final instalment due in February 2019. The term loan bears an interest rate of LIBOR plus a range from 3.25% to 4.00%, depending on certain financial parameters of the Company. During the three and nine months ended September 30, 2017, the Company incurred $0.3 million (2016 - $0.5 million) and $1.1 million (2016 - $1.2 million), respectively, in interest related to the term loan at an effective interest rate of 6.3%. Proceeds from the term loan were primarily used to settle the prepayment facilities.

(b)	Revolving Credit Facility

The $25.0 million revolving credit facility matures in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility. Proceeds from the revolving credit facility were used to replace the prior SilverCrest’s $15.0 million credit facility that was due to expire in June 2016. As at September 30, 2017, $16.1 million has been drawn from the facility, leaving $8.9 million available for withdrawal. During the three and nine months ended September 30, 2017, the Company incurred $0.2 million (2016 - $0.2 million) and $0.6 million (2016 - $0.5 million), respectively, in interest related to the revolving credit facility.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

18. EQUIPMENT FINANCING OBLIGATIONS

The Company has finance leases and equipment financing for various mine and plant equipment. These financings have terms of 36 to 60 months with interest rates ranging from 5.6% to 7.5% . Assets under finance leases and equipment financing are pledged as security against the obligations. Equipment financing obligations are comprised of the following:

(a)	Finance Leases
The following is a schedule of future minimum lease payments due under the Company’s finance lease contracts:

	September 30, 2017	December 31, 2016
Less than one year	$2,483	$6,432
More than one year but not more than five years	533	2,195
Gross payments	3,016	8,627
Less: future finance charges	(120)	(441)
Present value of minimum lease payments	$2,896	$8,186

Current portion	$2,387	$6,078
Non-current portion	509	2,108
	$2,896	$8,186
During the three and nine months ended September 30, the Company recognized $0.2 million (2016 - $0.2 million) and $0.4 million (2016 - $0.7 million), respectively, in finance costs related to its lease obligations.

(b) Equipment Financing
During 2017, the Company entered into an $8.1 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00.

As at September 30, 2017, the Company has drawn $6.0 million from the credit facility. During the three and nine months ended September 30, 2017, the Company incurred $0.1 million (2016 - $nil) in interest related to the equipment financing at an effective interest rate of 5.8%.

Equipment Financing
Balance at December 31, 2016	$—
Net proceeds from equipment financing	6,030
Interest and accretion expense	114
Repayments	(340)
Balance at September 30, 2017	$5,804

Current portion	$1,907
Non-current portion	3,897
Balance at September 30, 2017	$5,804

As at September 30, 2017, the net book value of property, plant and equipment includes $6.7 million (December 31, 2016 -$nil) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the condensed interim consolidated statements of changes in equity.

In May 2016, the Company closed a private placement with a syndicate of underwriters by issuing an aggregate of 5,250,900 common shares at a price of CAD$10.95 per common share for gross proceeds of $44.7 million (CAD$57.5 million), or net proceeds of $42.7 million after share issuance costs.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. In May 2017, the Company amended its Stock Option Plan, which enables options to be exercisable over periods of up to ten years as determined by the Board of Directors of the Company, as compared to exercisable period of up to five years previously. The exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at September 30, 2017:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	2,142,523	4.79	3.25	951,149	4.78	3.25
5.01 - 10.00	2,363,583	6.77	3.48	1,822,622	6.42	1.91
10.01 - 15.00	4,619,246	10.98	3.45	1,263,644	10.70	1.34
15.01 - 20.00	235,000	16.58	3.86	58,750	16.58	3.86
20.01 - 25.40	1,225,287	21.60	0.24	1,219,662	21.60	0.22
	10,585,639	10.14	3.05	5,315,827	10.74	1.65

The movements in stock options issued during the nine months ended September 30, 2017 and the year ended December 31, 2016 are summarized as follows:

	Nine Months Ended		Year Ended
	September 30, 2017		December 31, 2016
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	9,599,270	9.76	10,416,254	11.05
Granted	3,155,137	10.51	4,283,502	7.22
Exercised	(1,136,581)	5.73	(3,505,679)	8.30
Cancelled or expired	(1,032,187)	12.58	(1,594,807)	14.60
Balance, end of the period	10,585,639	10.14	9,599,270	9.76

During the nine months ended September 30, 2017, the aggregate fair value of stock options granted was $11.0 million (December 31, 2016 - $8.3 million), or a weighted average fair value of $3.47 (CAD$4.54) per stock option granted (2016 - $1.94).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. SHARE CAPITAL (continued)

(b)	Stock options (continued)

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Nine Months Ended	Year Ended
Assumption	Based on	September 30, 2017	December 31, 2016
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.01	0.62
Expected life (years)	Average of the expected vesting term and expiry term of the option	3.74	3.38
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	52.00	47.83
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the nine months ended September 30, 2017 was CAD$10.98 (2016 - CAD$16.55).

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the condensed interim consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)	Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
Equipment financing obligations	these instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	September 30, 2017			December 31, 2016
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$2,327	$—	$2,327	$4,827	$—	$4,827
Marketable securities	11,942	11,942	—	13,688	13,688	—

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2017 and year ended December 31, 2016.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b)	Capital risk management (continued)

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, equipment financing obligations, net of cash and cash equivalents as follows:

	September 30, 2017	December 31, 2016
Equity	$635,891	$621,701
Debt facilities	34,704	43,938
Equipment financing obligations	8,700	8,186
Less: cash and cash equivalents	(120,794)	(129,049)
	$558,501	$544,776

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 17) and equipment financing obligations (Note 18(b)). As at September 30, 2017 and December 31, 2016, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management

The following table summarizes the maturities of the Company’s financial liabilities as at September 30, 2017 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$27,582	$27,582	$27,582	$—	$—	$—
Debt facilities	34,704	37,201	14,152	23,049	—	—
Equipment financing obligations	8,700	9,395	4,693	4,453	249	—
Other liabilities	907	907	—	907	—	—
	$71,893	$75,085	$46,427	$28,409	$249	$—

At September 30, 2017, the Company had working capital of $126.3 million (December 31, 2016 – $130.6 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2017
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,846	$60	$9,430	($1,331)	$—	$53,005	$5,301
Mexican peso	2,231	13,157	—	(12,554)	—	2,834	283
	$47,077	$13,217	$9,430	($13,885)	$—	$55,839	$5,584

	December 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,239	$391	$11,255	($1,558)	$—	$54,327	$5,433
Mexican peso	7,877	9,729	—	(10,916)	14,000	20,690	2,069
	$52,116	$10,120	$11,255	($12,474)	$14,000	$75,017	$7,502

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				September 30, 2017
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$253	$30	$549	$36	$868
Metals in doré and concentrates inventory	42	53	25	8	128
	$295	$83	$574	$44	$996

				December 31, 2016
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$468	$94	$223	$37	$822
Metals in doré and concentrates inventory	196	160	7	4	367
	$664	$254	$230	$41	$1,189

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and equipment financing obligations. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at September 30, 2017, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and equipment financing obligations. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at September 30, 2017, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
(Gain) loss from silver futures derivatives and marketable securities	13	($164)	($1,097)	$1,996	($6,692)
Loss on fair value adjustment on prepayment facilities		—	—	—	586
Unrealized foreign exchange gain and other		(2,563)	(233)	(1,312)	(5,500)
		($2,727)	($1,330)	$684	($11,606)
Net change in non-cash working capital items:
Increase in trade and other receivables		($3,284)	($1,354)	($1,456)	($630)
(Increase) decrease in inventories		(415)	421	2,303	975
(Increase) decrease in prepaid expenses and other		(384)	407	(1,004)	453
(Decrease) increase in income taxes payable		(403)	397	(1,230)	(1,801)
Increase (decrease) in trade and other payables		2,197	(6,717)	(4,042)	(14,244)
		($2,289)	($6,846)	($5,429)	($15,247)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options	$613	$3,709	$1,621	$5,081
Acquisition of mining interests	(500)	(500)	(500)	(500)
Assets acquired by finance lease	—	(126)	—	(1,475)
Settlement of liabilities	—	—	—	(253)
	$113	$3,083	$1,121	$2,853

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Third Quarter Report	Page 25